[ALLERGAN LETTERHEAD]

September 9, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Melissa N. Rocha

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allergan, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 01, 2011
File No. 001-10269

Dear Ms. Rocha:

This letter responds to the comment letter (the “Comment Letter”) dated August 12, 2011 regarding the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”) of Allergan, Inc. (“Allergan,” or the “Company”). For the convenience of the Staff, we have reproduced the Staff’s comments in bold type and have followed each comment with the Company’s response. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Company’s referenced filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and development, page 80

1.        In order to help us evaluate your disclosure about the resources that you expend in your research and development activities, please provide us the following information:

•

Provide us a breakout of research and development expenses incurred for 2009 and 2010 for each candidate listed on pages 11-14, or if not practicable, by development phase (i.e. preclinical, phase I, phase II phase III) and by therapeutic class. Reconcile the breakout total for each year to the total research and development expenses incurred as shown on your consolidated statements of income.

Securities and Exchange Commission

September 9, 2011

•

If based on a known event, trend, demand, commitment or uncertainty, future R&D expense or the mix of R&D expense is reasonably likely to differ from current trends, disclosure of the reasons for and the amount of the expected change should be made. If an estimate of the amount cannot be made, disclosure of this uncertainty should be made.

•	For each of your late phase development projects (i.e. Phase III projects) listed on pages 11 and 14 please tell us the following:

•	Identify the significant patents associated with the project and their expiration date.

•

The nature and timing of the next future milestone such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency, if reliably determinable. If not, tell us the facts and circumstances that prevent you from making this determination.

The Company currently invests its research and development expenses in over 100 projects that are in various stages of development. The Company manages its research and development expenses on a consolidated portfolio basis and is not organized or managed in a way that provides discrete financial information by therapeutic class or development phase and it is therefore not practicable to provide such breakdown of research and development expenses.

The Company accumulates direct research and development expenses for each compound or drug candidate and medical device at the specific project level for internal reporting purposes, but does not attempt to allocate all directly related research and development administration, research and development infrastructure, or regulatory affairs costs, which represent a significant portion of overall research and development expenses, to individual projects. For this reason, the Company’s financial systems do not track total research and development costs by individual project and the costs that are tracked by project are not reliable for external reporting purposes. It is therefore not practicable for the Company to provide a reasonable breakout of research and development expenses related to each candidate listed on pages 11-14 of the 2010 Form 10-K.

Additionally, the Company believes that the disclosure of costs incurred by individual research and development projects would place it at a competitive disadvantage. Over time, competitors or potential collaboration partners could learn the historical cost of developing individual drugs that could allow them to compete or negotiate unfairly with the Company. The Company continues to believe that the best measures of research and development effectiveness are a strong history of product approvals and a robust pipeline of drug candidates and medical devices along the development continuum, for which reasonably detailed information is currently in the public domain and widely dispersed in the pharmaceutical industry investor community. However, the Company recognizes that its future medium- and long-term revenue and cash flows are most likely to be affected by the successful development and approval of its significant late-stage research and development candidates. Therefore, beginning with its next periodic filing (Q3 Form 10-Q), the Company will disclose a listing of these late-stage candidates and any actual change in their development status in its MD&A discussion regarding research and development expense. At June 30, 2011, those late-stage candidates were as follows:

Ophthalmology

•	Ozurdex™ (U.S. – Phase III) for diabetic macular edema

•	Restasis® (Europe – Phase III) for ocular surface disease

Securities and Exchange Commission

September 9, 2011

Neurosciences

•	Levadex™ (U.S. – Filed) for migraine

Urology

•	Botox® (U.S. – Filed) for overactive bladder – neurogenic detrusor overactivity (approved by the U.S. FDA in August 2011)

•	Apaziquone (U.S. – Phase III) for bladder cancer

•	Botox® (U.S. – Phase III) for overactive bladder – idiopathic

•	Ser-120 (U.S. – Phase III) for nocturia

Gastroenterology/Obesity Intervention

•	Lap-Band® System (U.S. – Filed) for adolescent obesity

Breast Aesthetics

•	Silicone Breast – Style 410 Cohesive Gel (U.S. – Filed) for breast reconstruction and augmentation

Skin Care

•	Latisse® (Europe – Phase III) for eyelash growth

As supplemental information for the Staff regarding the materiality of individual research and development projects, the Company provides the following information with regard to the breakdown of research and development expenses for each of the three years presented in the 2010 Form 10-K. Exclusive of charges for in-process research and development (which are disclosed separately in the Company’s periodic filings), accumulated direct costs for any single research and development project did not amount to more than approximately 8% of total research and development expenses during any year presented in the 2010 Form 10-K. Direct costs for late-stage projects, defined as candidates in Phase III clinical trials, accounted for approximately 15% to 25% of total research and development expenses, exclusive of in-process research and development charges, in each of the three years presented in the 2010 Form 10-K. The Company’s overall research and development expenses are not materially concentrated in any specific project or stage of development and, as such, the Company does not believe a breakdown of research and development expenses in the format requested by the Staff provides a meaningful measure to investors. In the future, if direct costs for any individual project represent or are expected to represent a material amount of the Company’s total annual research and development expenses, which the Company believes is an amount in excess of approximately 10% of total research and development expenses, then the Company will disclose additional information regarding the project in its Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”).

Securities and Exchange Commission

September 9, 2011

The Company manages its research and development expenses on a consolidated portfolio basis and the delay or termination of any single project would not materially impact the amount of total research and development expenses in any annual period. The Company regularly gives guidance to investors with regard to research and development investment rates, defined by the Company as research and development expenses as a percentage of product net sales, in its quarterly earnings releases that are furnished to the Commission on Form 8-K. In each of the three years presented in the 2010 Form 10-K, research and development expenses, excluding in-process research and development charges, have consistently accounted for approximately 15% to 17% of the Company’s product net sales.

The Company acknowledges that, if in connection with the preparation of future periodic filings, it believes that, based on known events, trends, demand, commitments or uncertainties, future research and development expenses or the mix of research and development expenses are reasonably likely to differ materially from current trends, the Company will provide appropriate disclosure concerning this expected change.

The Company acknowledges the Staff’s request for the Company to identify significant patents associated with late phase development projects and respectfully submits that patent information for its development-stage products that have not yet been approved by the appropriate regulatory authorities or commercialized is generally not material to the Company or its stockholders. The Company lists all material patents associated with the Company’s commercialized products on page 25 of the 2010 Form 10-K because such products are material to the Company. The Company is developing multiple Phase III projects and none of these projects, individually, are currently material to the Company or its stockholders. Further, depending on the circumstances surrounding any final regulatory approval associated with such late phase development projects, there may be other listed patents or patent applications pending that could have relevance to the product as finally approved, the relevance of which would depend upon the claims that ultimately may be granted and the nature of the final regulatory approval of the product. However, if and when a particular late phase development project becomes material to the Company and its stockholders, the Company will include additional information about that project, including information about the significant patents related to that project, in its periodic reports.

The Company acknowledges the Staff’s request for additional information regarding the nature and timing of the next future milestone for each of its late phase development projects and respectfully submits that such information is not reliably determinable. This information is not reliably determinable because the timing of such milestones typically depends on a number of factors outside of the Company’s control (such as the time to validate study protocols, recruit subjects, the speed with which endpoints are realized, as well as the substantial time taken by regulatory review). However, the Company will disclose in future filings the nature and anticipated timing of future milestones related to late phase development projects, provided that the nature and timing of such milestone may be reliably determined at the time of filing, or provide disclosure that such a determination cannot be made and the reasons why.

Securities and Exchange Commission

September 9, 2011

Liquidity and Capital Resources, page 90

2.        You state that a significant amount of your existing cash and equivalents are held by non-U.S. subsidiaries and that you had approximately $2.1 million in unremitted earnings outside the United States. Please provide us proposed disclosure to be included in future periodic reports to disclose the amount of cash and short-term investments that are currently held by your non-U.S. subsidiaries that are considered reinvested indefinitely and its expected effect on your liquidity and capital resources. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

In response to the Staff’s comment, we respectfully provide the following supplemental information. As of December 31, 2010, $912.8 million of the Company’s $1,991.2 million in cash and equivalents was held by the Company’s non-U.S. subsidiaries. As of December 31, 2010, none of the Company’s $749.1 million in short-term investments were held by the Company’s non-U.S. subsidiaries. As noted in the MD&A discussion under “Liquidity and Capital Resources” on pages 90-93 of the 2010 Form 10-K, the Company has historically generated a significant amount of cash from its operating activities, has access to $1.4 billion of aggregate borrowings under its committed long-term credit facility and commercial paper program in the United States, and believes that cash provided by operating activities, supplemented by borrowings under existing credit facilities, will be sufficient to provide the Company with sufficient resources to meet all cash needs over the next year. As such, the Company does not believe that the specific amount of cash and equivalent balances held by the Company’s non-U.S. subsidiaries is material information with respect to the Company’s liquidity and believes its current disclosure that “a significant amount of our existing cash and equivalents are held by non-U.S. subsidiaries” is sufficient to help investors understand the impact of cash balances held by non-U.S. subsidiaries on the Company’s capital resource position. However, the Company acknowledges the Staff’s preference for specific disclosure of cash balances held by non-U.S. subsidiaries, if material, and will include disclosure in the following format in the “Liquidity and Capital Resources” section of the MD&A in future annual and quarterly reports (added verbiage in bold):

As of December 31, 2010, $912.8 million of our existing cash and equivalents are held by non-U.S. subsidiaries. We currently plan to use these funds indefinitely in our operations outside of the United States. Withholding and U.S. taxes have not been provided for unremitted earnings of certain non-U.S. subsidiaries because we have reinvested these earnings indefinitely in such operations. At December 31, 2010 we had approximately $2,109.4 million in unremitted earnings outside the United States for which withholding and U.S. taxes were not provided. Tax costs would be incurred if these earnings were remitted to the United States.

Securities and Exchange Commission

September 9, 2011

Notes to Consolidated Financial Statements

Note 2: Acquisitions and Collaborations

Collaborations, page F-15

3.        Please provide us proposed disclosure to be included in future periodic reports disclosing your rights and obligations under your collaborative arrangements. Refer to ASC 808-10-50-1.

For each of the collaboration arrangements discussed on page F-15 of the 2010 Form 10-K, the Company believes it has disclosed all material rights and obligations pursuant to the disclosure requirements of ASC 808-10. As supplemental information, the Company provides the following additional specific information for each of the disclosed arrangements:

Collaboration with Serenity Pharmaceuticals, LLC (“Serenity”):

With regard to contractual rights under the Serenity collaboration, the Company disclosed that it “received exclusive worldwide rights to develop, manufacture and commercialize the investigational drug for all potential indications except Primary Nocturnal Enuresis.” The Company believes that there are no other material rights under the terms of the agreement.

The Company has the right to participate in a joint development committee (“JDC”) with Serenity in a governance role, but does not consider this right to be material to the agreement due to the limited contractual role of the JDC.

With regard to contractual obligations, the Company disclosed that it “agreed to make an upfront payment to Serenity of $43.0 million” and that the agreement includes “potential future development and regulatory milestone payments to Serenity of up to $122.0 million, as well as potential future sales milestone and royalty payments.” In addition, the Company disclosed that it agreed to share 50% of the cost of additional development costs in the United States not set forth in the original agreement. The Company believes that there are no other material obligations under the terms of the agreement.

Under the terms of the agreement, Serenity is responsible for developing the drug for the nocturia indication in the United States. After approval of the nocturia indication in the United States, the Company has contractual obligations related to the development of the drug in the United States for the daytime postponement field, and has exclusive rights and obligations related to development of the drug for all products, excluding the Primary Nocturnal Enuresis indication, in international markets, as well as obligations to manufacture and commercialize the drug, but these obligations are limited to “commercially reasonable efforts” which the Company believes limits its obligation and risk of loss, and therefore does not consider these obligations to be material.

The collaboration agreement with Serenity was filed with the Commission on Form 8-K on April 2, 2010.

Securities and Exchange Commission

September 9, 2011

Collaboration with Bristol-Myers Squibb Company (“BMS”):

With regard to contractual rights under the BMS collaboration, the Company disclosed that it received a net upfront payment of $36.0 million and has rights to receive “potential future development and regulatory milestone payments of up to $373.0 million, as well as future royalty payments.” The Company believes that there are no other material rights under the terms of the agreement.

Under the terms of the licensing agreement with BMS, the Company’s only material performance obligation was to effect the transfer of all tangible embodiments of know-how and other materials in the Company’s possession useful for BMS to research, develop, manufacture and commercialize the licensed technology, a process that was performed concurrently with the execution of the arrangement. Under the terms of the agreement, the Company also has the right and obligation to participate in a JDC with BMS in a general governance role. The role of the JDC as defined in the agreement is limited to discussions about research and development activities and effecting the transfer of information related to the licensed technology. The JDC meets once a quarter. BMS has the sole responsibility and decision-making authority with respect to all research and development, manufacturing and commercialization activities. Due to the limited role of the JDC, the Company believes its rights and obligations associated with participation in the JDC are perfunctory and do not represent material rights or obligations with respect to the agreement. As such, the Company believes that there are no material undisclosed obligations related to the BMS collaboration agreement.

Reacquired rights to Botox® for cosmetic indications in Japan and China from GlaxoSmithKline (“GSK”):

With regard to the Company’s amendment of its existing license agreement with GSK to reacquire distribution rights to Botox® for cosmetic indications in Japan and China, the Company believes there are no material undisclosed material rights or obligations. Under the terms of the amendment, the Company assumed no new material obligations other than the disclosed $18.5 million payment to GSK and received no material rights other than a royalty-free, perpetual license to sell Botox® in those markets for all current and future cosmetic indications.

The amendments to the existing license agreement with GSK were filed with the Commission on Form 8-K on March 11, 2010.

Global license agreement for rights to manufacture and commercialize LastacaftTM:

With regard to contractual rights under the LastacaftTM license agreement, the Company disclosed that it received “the global license to manufacture and commercialize” LastacaftTM, a topical ophthalmic allergy medication approved for marketing in the United States. The Company believes that there are no material undisclosed rights under the terms of the agreement.

Securities and Exchange Commission

September 9, 2011

With regard to contractual obligations, the Company disclosed that it agreed to make a $23.0 million upfront payment and “potential future regulatory milestone payments of up to $12.0 million, as well as future royalty payments.” The Company believes the disclosed obligations are all of the Company’s material obligations under the agreement.

Under the terms of the agreement, the Company has no obligation to obtain regulatory approval outside the United States. The Company has contractual obligations to market and sell LastacaftTM, but these obligations are limited to “commercially reasonable efforts”, which the Company believes limits its obligation and risk of loss, and therefore does not consider these obligations to be material.

4.        Regarding the $36 million upfront net licensing fee from Bristol-Myers Squibb Company, please provide us with your analysis under ASC 605-25 that supported your conclusion that the upfront fee is immediately recognizable.

Under the terms of the licensing agreement with BMS, the Company’s only material performance obligation was to effect the transfer of all tangible embodiments of know-how and other materials in the Company’s possession useful for BMS to research, develop, manufacture and commercialize the licensed technology. The contractual technology transfer was performed concurrently with the execution of the agreement. The Company has no future obligations with respect to the development, manufacturing or commercialization of the licensed technology. As of the effective date of the contract, all future costs incurred by the Company to wind down its development efforts with respect to the licensed technology, which were de minimus, were contractually reimbursed separately by BMS at fair market value. As discussed in the Company’s response to the Staff’s comment number 3 above, Allergan has the ongoing right and obligation to be a part of a JDC for the licensed technology, but the role of the JDC is limited to discussions about research and development activities and effecting the transfer of information related to the licensed technology. Due to the limited general governance role of the JDC, the Company believes its obligation to participate in the JDC is perfunctory and does not represent a separate deliverable from a revenue recognition perspective under ASC 605-25. Since all of the Company’s performance obligations under the license agreement were satisfied at the time the agreement was made effective, it determined that the earning process for the $36 million upfront payment was complete and recognized the revenue immediately.

Securities and Exchange Commission

September 9, 2011

Note 13: Legal Proceedings

Government Investigations, page F-43

5.        During the quarter ended September 30, 2010, you entered into a Federal Settlement Agreement with all parties regarding the Company’s alleged sales and marketing practices in connection with certain therapeutic uses of Botox® for which you recorded pre-tax charges of $609.2 million. Please tell us why you were unable to reasonably estimate an amount of loss or range of loss at December 31, 2009 or June 30, 2010. In this regard, include a chronology of the facts and circumstances from the time you filed your Form 10-K for the year ended December 31, 2009 to the date you determined an estimate of the loss.

The Company respectfully directs the attention of the Staff to pages F-44 and F-45 of the 2010 Form 10-K, under Note 13, “Legal Proceedings,” that contains the following disclosure regarding the Company’s policy for accounting for legal proceedings:

The Company is involved in various other lawsuits and claims arising in the ordinary course of business. These other matters are, in the opinion of management, immaterial both individually and in the aggregate with respect to the Company’s consolidated financial position, liquidity or results of operations. Because of the uncertainties related to the incurrence, amount and range of loss on any pending litigation, investigation, inquiry or claim, management is currently unable to predict the ultimate outcome of any litigation, investigation, inquiry or claim, determine whether a liability has been incurred or make an estimate of the reasonably possible liability that could result from an unfavorable outcome. The Company believes however, that the liability, if any, resulting from the aggregate amount of uninsured damages for any outstanding litigation, investigation or claim will not have a material adverse effect on the Company’s consolidated financial position, liquidity or results of operations. However, an adverse ruling in a patent infringement lawsuit involving the Company could materially affect the Company’s ability to sell one or more of its products or could result in additional competition. In view of the unpredictable nature of such matters, the Company cannot provide any assurances regarding the outcome of any litigation, investigation, inquiry or claim to which the Company is a party or the impact on the Company of an adverse ruling in such matters.

The Company records accruals for contingent liabilities when management is able to conclude that a loss is both probable and reasonably estimable, as required under ASC 450-20-25-2. When a loss is both probable and estimable, the Company discloses the amount of accrual for litigation loss contingencies when required by ASC 450-20-50-1, including when it determines that specific disclosure of the amount accrued may be necessary in order to prevent the financial statements from being misleading.

When a loss is not both probable and estimable, the Company assesses whether disclosure of a loss contingency should be made (even where an appropriate accrual cannot be determined) based on whether there is at least a reasonable possibility that a loss or an additional loss may be incurred. In determining whether an estimate of “possible” loss or range of loss may be determined, the Company reviews all of the facts and circumstances relating to each legal proceeding. The Company thoroughly analyzes the procedural posture and substance of each claim, the facts in dispute in a particular matter (including facts revealed in discovery, substantive rulings by the court, advice of experts and counsel, information gleaned through settlement discussions and other information), relevant statutes or case law and their likely applicability to the matter, the Company’s available legal defenses, its litigation strategies and opportunities for settlement. This analysis is based on management’s best judgment of each litigation matter and is made upon advice of, and in consultation with, counsel.

Securities and Exchange Commission

September 9, 2011

The Company concluded that, with respect to the Federal Settlement Agreement regarding the Company’s alleged sales and marketing practices in connection with certain therapeutic uses of Botox®, it could not reasonably estimate possible losses associated with that matter at December 31, 2009 or June 30, 2010. To do so would have, for example, required broad speculation given the procedural status of the matter at the times of the filings, the inherent difficulty of predicting regulatory fines and other monetary and non-monetary penalties associated with multiple government agencies, the strength of evidence presented, the various remedies and levels of judicial review available to the Company in the event a penalty was assessed, and the political motivations or desire to shift regulatory policy. An assessment as to the possible losses that the Company might incur would have required the Company to make a judgment for which there would be generally no reasonable basis.

As a result, the Company believed a range of possible loss was not estimable with respect to the Federal Settlement Agreement regarding the Company’s alleged sales and marketing practices in connection with certain therapeutic uses of Botox® at December 31, 2009 or June 30, 2010.

Although the Company was unable to estimate a range of possible loss, the Company did provide additional cautionary disclosure regarding the potential impact of a settlement in this proceeding in Note 11, “Contingencies,” in its Forms 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010 (the “March 2010 Form 10-Q” and “June 2010 Form 10-Q,” respectively). The additional disclosure in the March 2010 Form 10-Q stated, “The Company believes there is a reasonable possibility that a loss may be incurred. The Company continues to cooperate with the DOJ and to discuss resolution of the matters to which the investigation relates, although no assurance can be given that a resolution will occur.” The additional disclosure in the June 2010 Form 10-Q stated, “The Company believes there is a reasonable possibility that a loss may be incurred. The Company continues to cooperate with the DOJ and to discuss resolution of the matters to which the investigation relates, and the Company believes it is making progress, although no assurance can be given that a resolution will occur. Settlements of these investigations have commonly resulted in the payment of substantial fines to the government for alleged civil and criminal violations, including a corresponding plea agreement, and the entry of a Corporate Integrity Agreement with the federal government.”

Securities and Exchange Commission

September 9, 2011

The Company acknowledges the Staff’s request for a chronology of the facts and circumstances from the time of filing its Form 10-K for the fiscal year ended December 31, 2009 to the date the Company determined an estimate of the loss and respectfully directs the attention of the Staff to page 56 of the Form 10-Q for the quarterly period ended September 30, 2010, under Part II, Item 1, “Legal Proceedings – Government Investigations,” that contains the following disclosure regarding the requested facts and circumstances, which the Company believes is sufficient in response to the Staff’s request:

In March 2008, we received service of a Subpoena Duces Tecum from the U.S. Attorney, U.S. Department of Justice, or DOJ, for the Northern District of Georgia requesting the production of documents relating to our sales and marketing practices in connection with Botox®. In December 2009, the DOJ for the Northern District of Georgia served us with a Supplemental Subpoena Duces Tecum requesting the production of additional documents relating to certain of our speaker bureau programs. On September 1, 2010, we announced that we reached a resolution with the DOJ, or the DOJ Settlement, regarding our alleged sales and marketing practices in connection with certain therapeutic uses of Botox®. In connection with the DOJ Settlement, we entered into a Federal Settlement Agreement, or Settlement Agreement, with the DOJ for the Northern District of Georgia, the Office of Inspector General of the Department of Health and Human Services, or the OIG, the TRICARE Management Activity, the U.S. Office of Personnel Management, the U.S. Department of Veterans Affairs, and the Office of Workers’ Compensation Programs of the U.S. Department of Labor, and the relators in the qui tam actions identified in the Settlement Agreement, pursuant to which we agreed to plead guilty to a single misdemeanor “misbranding” charge covering the period from 2000 through 2005 and to pay the government $375 million, which includes a $350 million criminal fine and $25 million in forfeited assets. In addition, we agreed to pay $225 million to resolve civil claims asserted by the DOJ under the civil False Claims Act. As part of the DOJ Settlement, we have entered into a five-year Corporate Integrity Agreement with the OIG. In October 2010, the U.S. District Court for the Northern District of Georgia accepted our Plea Agreement with the DOJ for the Northern District of Georgia.

* * * *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

September 9, 2011

Once you have had time to review our responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to call me at (714) 246-4500. Written correspondence to the Company may be directed to my attention at 2525 Dupont Drive, Irvine, California 92612, fax no. (714) 246-4774.

Sincerely,

Allergan, Inc.

/s/ Jeffrey L. Edwards
Jeffrey L. Edwards
Executive Vice President,
Finance and Business Development,
Chief Financial Officer

cc:	James Peklenk, the Commission
Joel Parker, the Commission
Samuel J. Gesten, Allergan, Inc.
Matthew J. Maletta, Allergan, Inc.
James F. Barlow, Allergan, Inc.
Cary K. Hyden, Latham & Watkins LLP
David Copley, Ernst & Young LLP
Kim Letch, Ernst & Young LLP